PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2010		2009		2009		2008		2007		2006		2005
	(Amounts in thousands)
Net income	$261,093		$358,816		$790,456		$973,872		$487,078		$345,909		$489,044
Less: Income allocated to noncontrolling interests in subsidiaries which do not have fixed charges	(7,941)		(8,154)		(17,203)		(17,668)		(16,527)		(16,014)		(15,161)
Less: Equity in earnings of investments	(18,749)		(30,209)		(53,244)		(20,391)		(12,738)		(11,895)		(24,883)
Add: Cash distributions from investments	25,021		23,708		49,408		43,455		23,606		17,699		23,112
Less: Impact of discontinued operations	(4,811)		8,332		7,572		7,648		1,125		(3,434)		(10,201)
Adjusted net income	254,613		352,493		776,989		986,916		482,544		332,265		461,911
Interest expense	14,617		15,416		29,916		43,944		63,671		33,062		8,216
Total earnings available to cover fixed charges	$269,230		$367,909		$806,905		$1,030,860		$546,215		$365,327		$470,127
Total fixed charges - interest expense (including capitalized interest)	$14,809		$15,763		$30,634		$45,942		$68,417		$35,778		$11,036

Cumulative preferred share cash dividends	$116,987		$116,216		$232,431		$239,721		$236,757		$214,218		$173,017
Preferred partnership unit cash distributions	3,625		5,830		9,455		21,612		21,612		19,055		16,147
Allocations pursuant to EITF Topic D-42	5,063		(78,218)		(78,218)		(33,851)		-		31,493		8,412
Total preferred distributions	$125,675		$43,828		$163,668		$227,482		$258,369		$264,766		$197,576
Total combined fixed charges and preferred share distributions	$140,484		$59,591		$194,302		$273,424		$326,786		$300,544		$208,612
Ratio of earnings to fixed charges	18.18	x	23.34	x	26.34	x	22.44	x	7.98	x	10.21	x	42.60	x
Ratio of earnings to fixed charges and preferred share distributions	1.92	x	6.17	x	4.15	x	3.77	x	1.67	x	1.22	x	2.25	x

Exhibit 12